**DOC ID ----> 201534202358**



| DATE | DOCUMENT ID | DESCRIPTION | FILING | EXPED | PENALTY | CERT | COPY |
|------|-------------|-------------|--------|-------|---------|------|------|
| 12/10/2015 | 201534202358 | DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP) | 99.00 | 0.00 | 0.00 | 0.00 | 0.00 |

**Receipt**

This is not a bill. Please do not remit payment.

CMRK LAW
123 BOGGS LANE
CINCINNATI, OH 45246

# STATE OF OHIO
## CERTIFICATE

**Ohio Secretary of State, Jon Husted**

**2452266**

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

**BOXX WAVE, LLC**

and, that said business records show the filing and recording of:

| Document(s) | Document No(s): |
|-------------|-----------------|
| **DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG** | **201534202358** |

Effective Date: 12/08/2015



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 10th day of December, A.D. 2015.

*Jon Husted*

**Ohio Secretary of State**



**Form 533A Prescribed by:**
**Ohio Secretary of State**

# JON HUSTED
## Ohio Secretary of State

Central Ohio: (614) 466-3910
Toll Free: (877) SOS-FILE (767-3453)
*www.OhioSecretaryofState.gov*
*Busserv@OhioSecretaryofState.gov*

Date Electronically Filed: 12/8/2015

---

# Articles of Organization for a Domestic
# Limited Liability Company
### Filing Fee: $99

**CHECK ONLY ONE (1) BOX**

(1) ☒ Articles of Organization for Domestic
For-Profit Limited Liability Company
(115-LCA)

(2) ☐ 2Articles of Organization for Domestic
Nonprofit Limited Liability Company
(115-LCA)

Name of Limited Liability Company | BOXX WAVE, LLC

Name must include one of the following words or abbreviations: "limited liability company," "limited," "LLC," "L.L.C.," "ltd.,"or "ltd"

Effective Date
**(Optional)**

12/8/2015

mm/dd/yyyy

(The legal existence of the limited liability company begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing)

This limited liability company shall exist for
**(Optional)**

Period of Existence

Purpose
**(Optional)**

**\*\*Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided.

# ORIGINAL APPOINTMENT OF AGENT

The undersigned authorized member(s), manager(s) or representative(s) of

BOXX WAVE, LLC

Name of Limited Liability Company

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the limited liability company may be served. The name and address of the agent is

ELLIOTT STAPLETON

Name of Agent

123 BOGGS LN

Mailing Address

| CINCINNATI | OH | 45246 |
|---|---|---|
| City | State | ZIP Code |

# ACCEPTANCE OF APPOINTMENT

The undersigned, ELLIOTT STAPLETON named herein as the statutory agent

Statutory Agent Name

for BOXX WAVE, LLC

Name of Limited Liability Company

hereby acknowledges and accepts the appointment of agent for said limited liability company

Statutory Agent Signature

ELLIOTT STAPLETON

Individual Agent's Signature / Signature on Behalf of Business Serving as Agent

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

**Required**

Articles and original appointment of agent must be signed by a member, manager or other representative.

If authorized representative is an individual, then they must sign in the "signature" box and print their name in the "Print Name" box.

If authorized representative is a business entity, not an individual, then please print the business name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print their name in the "Print Name" box.

ELLIOTT STAPLETON
Signature

AS REPRESENTATIVE FOR MEMBER
By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name